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                                                                Exhibit 6.11 (a)

                               M E M O R A N D U M
                               - - - - - - - - - -

                                 March 29, 2002

To:   Patrick Whelan

From: Jack Dennison

Re:   Your compensation
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I am pleased to confirm your new compensation package, which consists of the following:

..    an annual base salary of $325,000, effective as of January 21, 2002, payable in accordance with Homestore's payroll policy;
..    Executive will receive the Company's customary employee benefits package for similarly situated executives of the Company including full participation in current and future group health insurance plans. Executive shall be entitled to vacation in accordance with the policies as periodically established by the Board of Directors for similarly situated executives of the Company, which shall in no event be less than four weeks per year;
..    an option grant of 337,500 options, effective as of January 17, 2002, at an exercise price of $2.25 per share, which grant, in the aggregate, is equal to 90 percent of your options that were out-of-the-money as of such date; such options will vest ratably, on a monthly basis, and will be fully vested, subject to the terms and conditions of the option agreement reflecting the grant, 48 months from the date of grant;
..    an option grant of 825,000 options, effective as of January 24, 2002, at an exercise price of $1.76 per share; 6/48th of such options will vest on July 24, 2002, and the remainder of such options will vest at a rate of 1/48th per month over the next 42 months, and will be fully vested, subject to the terms and conditions of the option agreement reflecting the grant, 48 months from the date of grant;
..    eligibility for an annual bonus for 2002, with a "target" bonus of 100 percent of your annual base salary, subject to achievement of certain goals and objectives (to be determined and discussed with you at a later date), with the ability to earn a bonus of up to 200 percent of your annual base salary, subject to exceeding such goals and objectives (again, to be determined and discussed with you at a later date);

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..    with regard to the bonuses referenced above, we jointly will endeavor to establish mutually acceptable goals and objectives for each fiscal year against which your eligibility for such bonuses will be measured; and
..    in consideration of your entering into the Executive Retention and
     Severance Agreement referenced below, Homestore.com, Inc. (the "Company") agrees, effective January 21, 2002, to cancel (and waive repayment of) the Promissory Note and all accrued interest thereon, dated June 9, 2000, made by you in favor of the Company, in the principal amount of $200,000.

In addition, enclosed with this memorandum are two copies of an Executive Retention and Severance Agreement to be entered into between Homestore and you. Kindly execute both copies and return them to me. After the Agreement has been executed on behalf of Homestore, we will return one executed copy to you.

Separately, you will be receiving Option Agreements reflecting the option grants described above.

If you have any questions, please feel free to drop by or give me a call.


-----------------------
Jack Dennison
Chief Operating Officer

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